Exhibit 99.34

Research Agreement

This Research Services Agreement is made effective as of April 6, 2020 (the “Effective Date”) by and between Field Trip Natural Products Limited, a company incorporated in Jamaica with offices at 48 Constant Spring Road, Kingston 10 (“FTNP”), and The University of the West Indies, having a business address at Mona Campus, Kingston 7, Jamaica (“UWI”), the Parties.

WHEREAS FTNP has agreed to lease from UWl property (the “Lease”) on which to construct or retrofit a research facility (the “Facility”) for conducting research and cultivation of all species of plants and fungi; and

WHEREAS FTNP wishes to engage UWl to assist it in carrying out research at the facility and UWI wishes to provide such services to FTNP.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises set forth below, the Parties agree as follows:

SECTION 1—DEFINITIONS

1.01	Where used in this Agreement:

(a)	“Applicable Law”	means all applicable international, national, regional and local laws, rules, regulations, and guidance applicable to the Research Services and the activities contemplated hereunder, and all generally accepted standards of good laboratory practice and good clinical practice;

(b)	“Commercial Intellectual Property”	means patents for inventions, trademarks, copyright, computer software, literary, artistic, musical or visual works, industrial designs and plant breeders rights originating from the Research Services which may be the subject of an application for registration for exclusive rights, in accordance with applicable legislation, excluding know how and trade secrets;

(c)	[*****]

(d)	“Intellectual Property”	means intangible (non-physical) property which includes scientific or scholarly discoveries, copyright, computer software, moral rights related to copyrighted materials, trademarks, official marks, domain names, patents, industrial designs, literary, artistic, musical or visual works, trade secrets and know-how;

(e)	“Material”	means all findings, data, reports, documents, records and material, (both printed and electronic), whether complete or otherwise, that have been produced, received, compiled or acquired by UWI, or Research Faculty (as defined below), or provided by or on behalf of FTNP to, UWI or Research Faculty, as a direct result of this Agreement, but does not include property owned by UWI prior to this Agreement;

(f)	“Net Sales”	means the sum of gross sales minus returns, allowances, and discounts arising from commercialization of any Commercial Intellectual Property.

(g)	“Research Services”	means such scientific and research activities as may be requested by FTNP, from time to time.

(h)	“Term”	means the five (5) year period commencing on the Effective Date, unless terminated earlier pursuant to the terms hereof; and

(i)	“UWI Costs”	means costs of labour, laboratory supplies, technical assistance, and other charges directly related to the Research Services, which costs have received written approval in advance from FTNP.

SECTION 2—FTNP OBLIGATIONS

2.01	FTNP will:

(a)	fund the construction of the Facility and the Research Services up to the amount of the Financial Commitment;

(b)	operate the Facility in accordance with all Applicable Laws;

(c)	reimburse UWI for the UWI Costs, upon receipt of an invoice and supporting documentation evidencing that the UWI Costs have been incurred in the preceding month;

(d)	[*****]

(e)	pay invoices within 60 days of the date of receipt thereof, provided that if any amount included in the invoice is disputed, FTNP shall not be required to pay the disputed amount until the dispute is resolved in accordance with this Agreement;

(f)	deduct or withhold from the amounts payable any taxes that it is required by Applicable Laws to deduct or withhold. UWI will be responsible for remitting all such taxes with respect to payments under this Agreement;

(g)	allow Research Faculty access to the Facility, from time to time, for research other than the Research Services, in FTNP’s sole discretion, not to be unreasonably withheld;

(h)	co-operate with UWI in making public announcements regarding the Research Services and the details of this Agreement;

(i)	[*****]

(j)	[*****]

(k)	pay to UWI compensation for time release and salary given to Research Faculty to work for FTNP, pursuant to 3.01(a) and 3.01(b) such payments to be made in keeping with the provisions in the attached Schedule.

(I)	comply with all Applicable Laws

SECTION 3—UWI’S OBLIGATIONS

3.01	UWI will:

(a)	permit faculty members selected by FTNP, including but not limited to Professor [*****] Natural Products Institute (collectively, the “Research Faculty”), to carry out Research Services in accordance with the terms of this Agreement;

(b)	permit each Research Faculty to provide such time and work to FTNP, as may be required by FTNP for purposes of the Research Services, and as mutually agreed upon between Research Faculty and FTNP, up to [*****] of work per week FTNP and Research Faculty may agree on higher amounts of such time and work with UWI’s consent;

(c)	maintain, and comply with all contractual, regulatory, notifications and authorizations and obligations required to permit the Research Faculty to conduct the Research Services in accordance with this Agreement and will provide evidence of the same to FTNP on request;

(d)	ensure that Materials are not transferred, distributed or released to any person or entity other than FTNP or an entity designated in writing by FTNP;

(e)	invoice FTNP monthly for any UWI Costs;

(f)	establish and maintain books of account, invoices, receipts and vouchers for all UWI Costs, and, upon request by FTNP, provide FTNP with documents supporting all UWI Costs;

(g)	provide ail requested immigration information and reasonable support to FTNP staff and researchers assisting with the Research Services with immigration-related matters;

(h)	comply with all Applicable Laws;

(i)	co-operate with FTNP in making such public announcements regarding the Research Services and the details of this Agreement as FTNP requests; and

(j)	subject to obtaining the prior written approval of FTNP concerning form, content and location, UWI may acknowledge FTNP’s participation in the Research Services.

SECTION 4—REPRESENTATIONS AND WARRANTIES

4.01	Each Party represents and warrants to the other with the intent that it will rely thereon in entering into this Agreement that to the best of its knowledge:

(a)	all Material, information, statements, documents and reports furnished or submitted by it to the other in connection with this Agreement are true and correct;

(b)	it has no knowledge of any fact that materially adversely affects, or so far as it can foresee, might materially adversely affect, its properties, assets, condition (financial or otherwise), business or operations or its ability to fulfill its obligations under this Agreement;

(c)	it is not in breach of, or in default under, any law, statute or regulation applicable to or binding on it or its operations.

4.02	All statements contained in any certificate, application, proposal or other document delivered by or on behalf of one to the other under this Agreement or in connection with any of the transactions contemplated hereby will be deemed to be representations and warranties by the delivering Party under this Agreement.

4.03	All representations, warranties, covenants and agreements made herein and all certificates, applications or other documents delivered by or on behalf of one Party are material and will have been relied upon by the other Party and will continue in full force and effect during the continuation of this Agreement.

SECTION 5—RELATIONSHIP AND NON-COMPETITION

5.01	No partnership, joint venture, agency or other legal entity will be created by or will be deemed to be created by this Agreement or any actions of the parties pursuant to this Agreement.

5.02	Each party will be an independent contractor and not the servant, employee or agent of the other party.

5.03	UWI will not in any manner whatsoever commit or purport to commit FTNP to the payment of money to any person, firm or corporation.

5.04	UWI agrees with FTNP that, from the Effective Date and until the expiry of [*****] from any subsequent termination of this Agreement (the “Binding Period”) UWI will not, directly or indirectly, either alone or in partnership or in conjunction with any person or persons as principal, agent, shareholder or in any other manner whatsoever:

(a)	[*****]

(b)	[*****]

5.05	FTNP agrees with UWI that, from the Effective Dale and until the expiry of [*****] from any subsequent termination of this Agreement (the “Binding Period”) FTNP will not, directly or indirectly, either alone or in partnership or in conjunction with any person or persons as principal, agent, shareholder or in any other manner whatsoever, do any act or thing which results in the relationship between UWI or its affiliates and any supplier, employee of UWI being diminished or impaired.

SECTION 6—CONFIDENTIALITY

6.01	Each Party (the “Receiving Party”) will treat as confidential all information or material disclosed (“Confidential Information”) by the other Party (the “Disclosing Party”) and supplied to or obtained by the Receiving Party, or any subcontractor, under this Agreement and will not, without the prior written consent of the Disclosing Party, except as required by Applicable Law, permit its disclosure except to the extent that such disclosure is necessary to enable the Receiving Party to fulfill its obligations under this Agreement. Confidential Information may also include (i) the Materials, and (ii) information furnished during discussions or oral presentations if it is conspicuously identified as proprietary at the time and then transcribed or confirmed in writing within thirty (30) days, specifically describing what portions of such information is considered to be proprietary or confidential. However, the Receiving Party is under no obligation to maintain the confidentiality of Confidential Information which the Receiving Party can show:

(a)	is or subsequently becomes generally available to the public through no act or fault of the Receiving Party;

(b)	was in the possession of the Receiving Party prior to its disclosure by the Disclosing Party to the Receiving Party;

(c)	was lawfully acquired by the Receiving Party from a third party who was not under an obligation of confidentiality to the Disclosing Party; or

(d)	is required by an order of a legal process to disclose, provided that the Receiving Party gives the Disclosing Party prompt and reasonable notification of such requirement prior to disclosure; or

(e)	was independently developed by employees, agents or consultants of the Receiving Party who had no knowledge of or access to the Disclosing Party’s information as evidenced by the Receiving Party’s records.

6.02	UWI will ensure that the Research Faculty acknowledge the confidentiality provisions in this Agreement.

SECTION 7—DEFAULT

7.01	Any of the following events will constitute an Event of Default, namely:

(a)	either party fails to comply with any material provision of this Agreement;

(b)	any representation or warranty made by UWI or FTNP in accepting this Agreement is untrue or incorrect; or

(c)	any information, statement, certificate, report or other document furnished or submitted by or on behalf of UWI or FTNP pursuant to or as a result of this Agreement is untrue or incorrect.

(d)	if FTNP fails to construct or retrofit a Facility that is suitable to perform the Research Services under this Agreement.

SECTION 8—TERM AND TERMINATION

8.01	This Agreement remains in force for the Term unless otherwise terminated under par. 8.02 or par. 8.03.

8.02	FTNP may terminate this Agreement for any reason by giving at least six (6) months prior written notice to UWI.

8.03	Upon the occurrence of any Event of Default, the non-breaching party shall notify the breaching party in writing specifying in reasonable detail the basis for the claimed breach, and the breaching party shall have thirty (30) days within which to cure such breach (“Cure Period”). No breach of the Agreement shall be actionable if the breaching party is able to cure the breach within the Cure Period. In the event the breach is not cured within the Cure Period, at any time thereafter the non-breaching party may, notwithstanding any other provision of this Agreement, at its option, elect to do any one or more of the following:

(a)	terminate this Agreement, in which case the obligations of UWI other than those that expressly or by their nature survive termination of this Agreement, will be discharged, and the payment of undisputed amounts due under Subsection 2.0l(k) or arising from invoices rendered under Subsection 3.01(e) of this Agreement will discharge FTNP of all the obligations of FTNP other than those that expressly or by their nature survive termination of this Agreement;

(b)	suspend any amount that is due to UWI while the Event of Default continues;

(c)	waive the Event of Default; and

(d)	pursue any other remedy available at law or in equity.

8.04	This Agreement may be renewed or extended by mutual consent of FTNP and UWI.

SECTION 9—DISPUTE RESOLUTION

9.01	The Parties irrevocably agree that the courts of Jamaica shall have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Agreement or its subject matter (including non-contractual disputes or claims). However, the parties may agree to seek a mutually acceptable independent third-party adjudicator to resolve any disputes or claims arising out of or in connection with this Agreement before approaching the courts of Jamaica for the same.

SECTION 10—INDEMNITY

10.01	FTNP will indemnify and save harmless UWI, its Board of Governors, directors, officers, employees, faculty, students and agents from and against any and all losses, claims, damages, actions, causes of action, costs and expenses that UWI, its Board of Governors, directors, officers, employees, students and agents may sustain, incur, suffer or put to at any time either before or after the expiration or termination of this Agreement, where the same or any of them are based upon, arise out of or occur, directly or indirectly, by reason of breach of this agreement or any negligent act or omission or willful misconduct of FTNP, or of any agent, employee, officer or director of FTNP pursuant to this Agreement.

10.02	UWI will indemnify and save harmless FTNP, its officers, directors, employees and agents from and against any and all losses, claims, damages, actions, causes of action, costs and expenses that FTNP may sustain, incur, suffer, or be put to at any time, either before or after the expiration or termination of this Agreement, where the same are based upon, arise out of or occur, directly or indirectly, by reason of breaching of this agreement or any negligent act or omission or willful misconduct of UWI or its Board of Governors, directors, officers, employees, faculty, contractors, students or agents pursuant to this Agreement.

10.03	If any third party makes a claim, or notifies an intention to make a claim, against a Party which may reasonably be considered likely to give rise to a liability under this Section (a “Claim”), such Party shall:

(a)	as soon as reasonably practicable, give written notice of the Claim to the other Parties who may have liability for the Claim, specifying the nature of the Claim in reasonable detail;

(b)	not make any admission of liability, agreement or compromise in relation to the Claim without the prior written consent of the Parties that may have liability for the Claim, such consent not to be unreasonably withheld; and

(c)	take such action as the Parties that may have liability for the Claim may reasonably request to avoid, dispute, compromise or defend the Claim (including granting such Parties full conduct and control of the claim).

10.04	FTNP and UWI shall ensure that adequate provision is made by way of insurance sufficient to meet their obligations and liabilities under this Agreement and Applicable Laws.

10.05	NEITHER PARTY SHALL BE LIABLE TO THE OTHER FOR ANY LOSS OF USE, INTERRUPTION OF BUSINESS, LOST PROFITS, OR ANY INDIRECT, SPECIAL INCIDENTAL OR CONSEQUENTIAL DAMAGES OF ANY KIND REGARDLESS OF THE FORM OF ACTION WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT PRODUCT LIABILITY, OR OTHERWISE, EVEN IF IT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH LOSS OR DAMAGES. IN NO EVENT SHALL EITHER PARTY’S AGGREGATE LIABILITY EXCEED THE TOTAL AMOUNT TO BE PAID BY FTNP TO UWI IN THE TWELVE (12) MONTHS IMMEDIATELY PRECEDING THE EVENT GIVING RISE TO THE LIABILITY.

SECTION 11—ASSIGNMENT AND SUBCONTRACTING

11.01	UWI will not, without the prior, written consent of FTNP:

(a)	assign, either directly or indirectly, this Agreement or any right of UWI under this Agreement; or

(b)	subcontract any obligation of UWI under this Agreement.

11.02	No subcontract entered into by UWI will relieve UWI from any of its obligations under this Agreement or impose upon FTNP any obligation or liability arising from any such subcontract.

11.03	This Agreement will be binding upon FTNP and its assigns and UWI, UWI’s successors and permitted assigns.

11.04	FTNP will not, without the prior, written consent of UWI:

(a)	assign, either directly or indirectly, this Agreement or any light of FTNP under this Agreement; or

(b)	subcontract any obligation of FTNP under this Agreement;

(c)   provided that nothing herein shall prohibit or restrict FTNP’s ability to assign and subcontract this Agreement to an affiliate or subsidiary of FTNP, or to an acquirer of all or substantially all of FTNP’s assets or business.

SECTION 12—OWNERSHIP AND PUBLICATION OF RESULTS AND INTELLECTUAL PROPERTY

12.01	Any equipment, machinery, data or other property, provided by FTNP to UWI for the conduct of the Research Services under this Agreement will:

(a)	be the exclusive property of FTNP; and

(b)	forthwith be delivered by UWI to FTNP on written notice to UWI requesting delivery of the same at FTNP’s costs, whether such a notice is given before, upon, or after the expiration or sooner termination of this Agreement.

12.02	UWI will retain title to any equipment purchased with funds provided by UWI under this Agreement and FTNP acknowledges that UWTs insurance is applicable only to such equipment owned by UWI.

12.03	UWI acknowledges and agrees that FTNP owns all right, title and interest in the Material produced under this Agreement and Intellectual Property arising from the Research Services under this Agreement.

12.04	To the extent capable of prospective assignment, UWI hereby assigns, and shall cause the Research Faculty to assign, to FTNP or its designee, all their right, title, and interest in and to all Materials, including Intellectual Property arising from the Research Services. To the extent that any such Materials cannot prospectively be assigned, UWI shall assign, and shall cause the Research Faculty to assign (in such form as may be required by FTNP), such Materials to FTNP or its designee on creation. UWI shall require each member of the Research Faculty to waive, all of their respective rights, howsoever arising, in any Materials in favour of FTNP. UWI shall assist FTNP, at FTNP’s expense and as FTNP may request, in any proceeding or litigation involving the Intellectual Property.

12.05	In the event that any Research Faculty are involved with any discoveries or developments or other Material resulting from the Research Services for which such Research Faculty wish to publish or otherwise present academic, non-commercial reports, such Research Faculty shall advise FTNP of the desire to so publish, and agree that they shall not present, publish or otherwise disclose any results from the Research Services until the earlier of: [*****]

(a)	UWI and/or the Research Faculty shall provide FTNP with copies or a detailed outline of any materials that either it intends to present or publish, [*****] advance of submission or presentation; and

(b)	At the request of FTNP, UWI and/or the Research Faculty shall not include in or shall remove from any proposed publication any Confidential Information.

12.06

Acknowledgement. UWI shall include the following acknowledgement in all publications and presentations relating to the Research Services: “This research was conducted with support from Field Trip Natural Products Limited” or such other such acknowledgement as FTNP shall request in writing. A copy of any publications and presentations shall be provided to FTNP on publication or presentation, and UWI shall provide FTNP all reasonable assistance in the acquisition of such rights or licenses as may be required to enable it to make copies of and distribute the publication or presentation as it considers necessary.

12.07	[*****]

12.08	[*****]

12.09	Subject to 12.01, upon termination of the Agreement, the parties agree to negotiate in good faith for the transfer of any physical property (excluding Intellectual Property) provided by FTNP to UWI, in which UWI has expressed an interest.

12.10	UWI will be permitted to use the Material for teaching, research and non-commercial purposes, subject to approval from FTNP, which approval shall not be unreasonably withheld.

SECTION 13—NOTICES

13.01	Any written communication from UWI to FTNP must be mailed, personally delivered, faxed, or electronically transmitted to the following address:

[*****]

48 Constant Spring Road

Kingston 10

Jamaica

Phone: [*****]

Fax: [*****]

Email: [*****]

With a copy to Field Trip Natural Products Limited

Attention: Mujeeb Jafferi

30 Duncan St. Suite 401

Toronto, Ontario, M5V 2C3

Phone 1-855-230-6700

Email: [*****]

13.02	Any written communication from FTNP to UWI must be mailed, personally delivered, faxed or electronically transmitted to the following address:

[*****]

The University of West Indies, Mona Campus

Kingston 7, Jamaica

Phone: [*****]

email: [*****]

(Specify name and mailing address including fax number and/or other electronic means for UWI, and name ancl title of contact.)

13.03	Any written communication from either party will be deemed to have been received by the other party on the fifth business day after mailing; on the date of personal delivery if personally delivered or on the date of transmission if faxed (or sent by email if applicable).

13.04	Either party may, from time to time, notify the other party in writing of a change of name and/or address and, following the receipt of such notice, the new address will, for the purposes of paragraph 13.01 or 13.02 of this Agreement, be deemed to be the mailing address of the party giving notice.

SECTION 14—NON-WAIVER

14.01	No term or condition of this Agreement and no breach by one Party of any such term or condition will be deemed to have been waived unless such waiver is in writing signed by both Parties.

14.02	The written waiver by one Party or any breach by the other Party of any term or condition of this Agreement will not be deemed to be a waiver of any other provision or of any subsequent breach of the same or any other provision of this Agreement.

SECTION 15- ENTIRE AGREEMENT

15.01	This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement.

SECTION 16—SURVIVAL OF PROVISIONS

16.01	All of the provisions of this Agreement in favour of FTNP including, without limitation, paragraphs 3.01(f), Sections 5, 6, 9, 10 and 12, and all of the rights and remedies of the parties, either at law or in equity, will survive any expiration or sooner termination of this Agreement.

16.02	All of the provisions of this Agreement in favour of UWI including, without limitations, Sections 2, 5, 6, 9, 10, 12, and all of the rights and remedies of the parties, either at law or in equity, will survive any expiration or sooner termination of this Agreement.

SECTION 17—MISCELLANEOUS

17.01	This Agreement will be governed by and construed in accordance with the laws of Jamaica

17.02	No amendment or modification to this Agreement will be effective unless it is in writing and duly executed by the parties.

17.03	If any provision of this Agreement or the application to any person or circumstance is invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to any other person or circumstance will not be affected or impaired thereby and will be enforceable to the extent permitted by law.

17.04	This Agreement may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, and all such counterparts may be delivered by facsimile or email transmission and such transmission shall be considered an original.

17.05	Time is of the essence of this Agreement.

17.06	For the purpose of paragraphs 17.07 and 17.08, an “Event of Force Majeure” includes, but is not limited to, acts of God, changes in the laws of Canada or Jamaica, governmental restrictions or control on imports, exports or foreign exchange, wars (declared or undeclared), fires, floods, storms, strikes (including illegal work stoppages or slowdowns), lockouts, labour shortages, freight embargoes and power failures or other cause beyond the reasonable control of a party, provided always that lack of money, financing or credit will not be and will not be deemed to be an “Event of Force Majeure”.

17.07	Neither party will be liable to the other for any delay, interruption or failure in the performance of their respective obligations if caused by an Event of Force Majeure, in which case the time period for the performance or completion of any such obligation will be automatically extended for the duration of the Event of Force Majeure.

17.08	If an Event of Force Majeure occurs or is likely to occur, then the party directly affected will notify the other party forthwith, and will use its reasonable efforts to remove, curtail or contain the cause of the delay, interruption or failure and to resume with the least possible delay compliance with its obligations under this Agreement.

The parties hereto have executed this Agreement the day and year as set out above.

SIGNED AND DELIVERED on behalf of	)	SIGNED AND DELIVERED on behalf of
The University of the West Indies	)	Field Trip Natural Products Limited
by an Authorized Representative of The UWI	)	by an Authorized Representative of FTNP
)
)
)
Dale Webber	)	Mujeeb Jafferi
Print Name of University Authorized Representative	)	Print Name of Authorized Representative
)
)
)
)
(signed) “Dale Webber”	)	(signed) “Mujeeb Jafferi”
(Signature))		(Signature)

Ondrae Kennedy (signed) “Ondrae Kennedy”		Ronan Levy (signed) “Ronan Levy”
WITNESS		WITNESS

SCHEDULE

[*****]

[*****]

[*****]